SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 included with our report on Form 6-K as furnished to the SEC on February 27, 2014 and Exhibit 99.3 included in this report on Form 6-K are expressly incorporated by reference into this report and are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of Oncolytics Biotech Inc. (File No. 333-197633), as amended or supplemented.

DOCUMENTS FILED

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc.

/s/ Kirk Look
Kirk Look
Chief Financial Officer

Date: August 8, 2014

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

99.1	Purchase Agreement with Lincoln Park Capital Fund, LLC dated February 27, 2014, incorporated by reference to the Registrant’s Form 6-K as furnished to the Commission on February 27, 2014

99.2	Placement Agent Agreement with Bayridge Securities, LLC dated February 27, 2014, incorporated by reference to the Registrant’s Form 6-K as furnished to the Commission on February 27, 2014

99.3*	Amendment to Purchase Agreement with Lincoln Park Capital Fund, LLC dated August 8, 2014

* - Filed herewith